Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to (i) this joint filing on behalf of each of them of a statement on Schedule 13G (including any amendments thereto) with respect to the Class A Common Stock of American Well Corporation, par value $0.01 per share, and (ii) that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other person making the filing unless such person knows or has reason to believe such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

IDO SCHOENBERG

By:	/s/ Ido Schoenberg

ROY SCHOENBERG

By:	/s/ Roy Schoenberg

[Signature Page to Joint Filing Agreement - Schedule 13G]